UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Transaction Statement under Section 13(e) of the Securities

Exchange Act of 1934 and Rule 13e-3 thereunder

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

RLJ Entertainment, Inc.

(Name of the Issuer)

RLJ Entertainment, Inc.

AMC Networks Inc.

Digital Entertainment Holdings LLC

River Merger Sub Inc.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74965F203

(CUSIP Number)

RLJ Entertainment, Inc. 8515 Georgia Avenue, Suite 650 Silver Spring, Maryland 20910 (301) 608-2115	AMC Networks Inc. 11 Penn Plaza New York, NY 10001 (212) 324-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on behalf of the Persons Filing Statement)

Copies to:

Clifford E. Neimeth, Esq. Greenberg Traurig, LLP MetLife Building 200 Park Avenue New York, NY 10166 (212) 801-9200	Brian Hamilton, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000

This statement is filed in connection with (check the appropriate box):

☒	a	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b	The filing of a registration statement under the Securities Act of 1933.

☐	c	A tender offer

☐	d	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$64,470,874	$8,026.62

*

The transaction value was determined based upon the sum of (A) the product of the number of shares equaling (i) 15,614,607 shares of common stock outstanding as of August 23, 2018 (including 104,368 shares of restricted common stock) minus (ii) the 11,477,085 shares of common stock beneficially owned in the aggregate by the AMC Entities and the Johnson Entities, multiplied by the per share merger consideration of $6.25, plus (B) the product of 1,400,000 shares of common stock underlying stock options, multiplied by $3.42 (the difference between the per share merger consideration of $6.25 and the weighted average exercise price of such options), plus (C) the product of 654,961 restricted stock units multiplied by the per share merger consideration of $6.25, plus (D) the product of 431,250 shares of performance stock units multiplied by the per share merger consideration of $6.25, plus (E) the product of (i) $7.81 multiplied by (ii) 3,021,473 shares of common stock issuable upon conversion of the shares of preferred stock (excluding the shares of preferred stock owned by the AMC Entities) plus (F) the product of 751,166 shares of restricted common stock issued upon the exercise of the warrants with an initial exercise date of May 20, 2015 (excluding warrants owned by the AMC Entities and the Johnson Entities), multiplied by the excess, if any, of (i) the per share merger consideration of $6.25 minus (ii) the exercise price per share of such warrants.

**

The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2018. The fee is calculated by multiplying 0.0001245 by the proposed maximum aggregate value of the transaction of $64,470,874.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,026.62	Filing Party: RLJ Entertainment, Inc.

Form or Registration No.: Schedule 14A	Date Filed: August 28, 2018

NEITHER THE U.S. SECURITIES EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This Transaction Statement on Schedule 13E-3, together with the exhibits attached hereto (this “Schedule 13E-3”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person” and collectively, the “Filing Persons”): (i) RLJ Entertainment, Inc., a Nevada corporation (the “Company” or “RLJE”), the issuer of the common stock, par value $0.001 per share (the “Common Stock”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act, (ii) AMC Networks Inc., a Delaware corporation (“AMC”), (iii) Digital Entertainment Holdings LLC, a Delaware limited liability company (“Parent” or “DEH”), and (iv) Merger Sub Inc., a Nevada corporation and wholly owned subsidiary of Parent (“Merger Sub”, and collectively with AMC and DEH, the “AMC Entities”).

This Schedule 13E-3 is being filed in connection with the pending acquisition of RLJE pursuant to the Agreement and Plan of Merger, entered into on July 29, 2018 (the “Merger Agreement”), by and among RLJE, AMC (solely for the purposes of Section 10.7 thereof), Parent and Merger Sub. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent (the “Merger”).

Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Common Stock issued and outstanding immediately prior to the Effective Time, except for certain excluded shares (which include shares beneficially owned by the AMC Entities), will be automatically converted into the right to receive $6.25 in cash without interest (the “Per Share Merger Consideration”). The Merger Agreement also includes provisions for the payment at the Effective Time of consideration, calculated based on the amount of the Per Share Merger Consideration, to the holders of outstanding RLJE preferred stock who elect to receive such cash consideration and holders of warrants to purchase Common Stock, except for certain excluded shares (which include shares beneficially owned by the AMC Entities). Such holders of outstanding RLJE preferred stock will be entitled to receive $7.81 per underlying share of Common Stock, in accordance with the terms of the RLJE preferred stock, if they elect cash as their consideration. Such holders of outstanding warrants will be paid the difference between $6.25 and the per share exercise price of their warrants.

Simultaneously with the execution of the Merger Agreement, DEH entered into separate arrangements with RLJ SPAC Acquisition, LLC, a Delaware limited liability company, The RLJ Companies, LLC, a Delaware limited liability company, and Robert L. Johnson (together with RLJ SPAC Acquisition, LLC and The RLJ Companies, LLC, the “Johnson Entities”) related to the contribution of their RLJE securities to DEH immediately prior to the Merger and their vote for and support of the Merger. As of August 28, 2018, the Johnson Entities own approximately 43.5% of the issued and outstanding Common Stock. Upon completion of the Merger, RLJE will become a majority owned subsidiary of each of AMC and Parent, with the Johnson Entities owning a stake of 17% in RLJE.

Concurrently with the filing of the Schedule 13E-3, RLJE is filing with the SEC a preliminary proxy statement (the “Preliminary Proxy Statement”) pursuant to Regulation 14A under the Exchange Act, relating to a special meeting of RLJE’s stockholders (the “Special Meeting”) at which the holders of Common Stock will be asked to consider and vote on a proposal to approve the Merger Agreement. A copy of the Preliminary Proxy Statement is attached hereto as Exhibit (a)(2)(i), and a copy of the Merger Agreement is attached as Annex A to the Preliminary Proxy Statement (as well as Exhibit (d)(i) to the Schedule 13E-3). Concurrently with the filing of the Schedule 13E-3, the Johnson Entities are also filing a Transaction Statement on Schedule 13E-3.

The Special Committee of the Board of Directors of RLJE has (a) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable, fair to and in the best interests of RLJE and its stockholders (other than AMC, the Johnson Entities and their respective affiliates); (b) adopted the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger; (c) directed that the Merger Agreement be submitted by RLJE for approval by the stockholders of RLJE at the Special Meeting; and (d) recommended that the stockholders of RLJE vote affirmatively at the Special Meeting to approve the Merger Agreement.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Preliminary Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information set forth in the Preliminary Proxy Statement, including all annexes attached thereto, is incorporated in its entirety herein by reference, and the responses to each such item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Preliminary Proxy Statement and the annexes thereto. Capitalized terms used but not defined herein shall have the meanings given to them in the Preliminary Proxy Statement. As of the date hereof, the Preliminary Proxy Statement is in preliminary form and is subject to completion and/or amendment.

While each of the Filing Persons acknowledges that the Merger is a “going- private” transaction for purposes of Rule 13E-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person.

All information contained in this Schedule 13E-3 concerning any Filing Person has been provided by such Filing Person, and no Filing Person has produced any disclosure with respect to any other Filing Person.

Under the SEC rules governing “going private” transactions, each of the Filing Persons may be deemed to be an affiliate of the Company and engaged in a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act. This filing is being made only in response to the SEC’s suggestion that certain of the Filing Persons may be “affiliates” within the meaning of Rule 13e-3. The fact of this filing is not intended to and does not express the view of any Filing Person as to its legal relationships or its engagement in the transactions contemplated by the Merger Agreement.

TRANSACTION STATEMENT

Item 1. Summary Term Sheet

The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

Item 2. Subject Company Information

a)	Name and Address

The name of the subject company is RLJ Entertainment, Inc., a Nevada corporation (“RLJE” or the “Company”). Its principal executive office is located at 8515 Georgia Avenue, Suite 650, Silver Spring, Maryland 20910, and its telephone number is (301) 608-2115.

b)	Securities

The subject class of equity securities to which this Schedule 13E-3 relates is the common stock, par value $0.001 per share, of RLJE. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET – The Special Meeting – Record Date and Quorum”

•	“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

•	“THE SPECIAL MEETING – Record Date and Quorum”

•	“IMPORTANT INFORMATION REGARDING THE COMPANY – Security Ownership of Certain Beneficial Owners and Management”

c)	Trading Market and Price

The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET – The Merger Agreement – Market Price of Our Common Stock”

•	“IMPORTANT INFORMATION REGARDING THE COMPANY – Market Price of the Common Stock and Dividend Information – Market Information”

d)	Dividends

The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“THE MERGER AGREEMENT – Representations and Warranties”

•	“IMPORTANT INFORMATION REGARDING THE COMPANY – Market Price of the Common Stock and Dividend Information – Market Information”

•	“IMPORTANT INFORMATION REGARDING THE COMPANY – LIQUIDITY AND CAPITAL RESOURCES – Capital Resources – Senior Term Notes”

e)	Prior Public Offerings

Not applicable.

f)	Prior Stock Purchases

The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS – Background of the Merger”

•	“IMPORTANT INFORMATION REGARDING THE COMPANY – Security Ownership of Certain Beneficial Owners and Management”

•	“IMPORTANT INFORMATION REGARDING THE COMPANY – Transactions in Common Stock During the Past 60 Days”

•	“IMPORTANT INFORMATION REGARDING THE COMPANY – Transactions in Common Stock During the Past Two Years”

•	“IMPORTANT INFORMATION REGARDING THE COMPANY – Transactions in Connection with Credit Agreement Amendments”

Item 3. Identity and Background of Filing Person

The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“WHERE YOU CAN FIND MORE INFORMATION”

a)	Name and Address of Each Filing Person

The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET – The Parties to the Merger Agreement”

•	“THE PARTIES TO THE MERGER AGREEMENT”

•	“IMPORTANT INFORMATION REGARDING THE COMPANY”

•	“IMPORTANT INFORMATION REGARDING THE AMC ENTITIES AND THE JOHNSON ENTITIES”

b)	Business and Background of Entities

The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“NOTICE OF SPECIAL MEETING OF STOCKHOLDERS”

•	“SUMMARY TERM SHEET – The Parties to the Merger Agreement”

•	“THE PARTIES TO THE MERGER AGREEMENT”

•	“IMPORTANT INFORMATION REGARDING THE COMPANY – Company Background”

•	“IMPORTANT INFORMATION REGARDING THE AMC ENTITIES AND THE JOHNSON ENTITIES”

c)	Business Background of Natural Persons

The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“IMPORTANT INFORMATION REGARDING THE COMPANY – Directors and Executive Officers”

•	“IMPORTANT INFORMATION REGARDING THE COMPANY – Company Background”

•	“SUMMARY TERM SHEET – The Parties to the Merger Agreement”

•	“THE PARTIES TO THE MERGER AGREEMENT”

Item 4. Terms of the Transaction

a)	Material Terms

(1) Tender Offers. Not applicable.

(2) Mergers or Similar Transactions.

The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

•	“SPECIAL FACTORS – Background of the Merger”

•	“SPECIAL FACTORS – Reasons for the Merger; Recommendation of the Special Committee; Fairness of the Merger”

•	“SPECIAL FACTORS – Purposes and Reasons of the Company for the Merger”

•	“SPECIAL FACTORS – Purposes and Reasons of the AMC Entities and the Johnson Entities for the Merger”

•	“SPECIAL FACTORS – Plans for the Company after the Merger”

•	“SPECIAL FACTORS – Certain Effects of the Merger”

•	“SPECIAL FACTORS – Interests of the Company’s Directors and Executive Officers in the Merger”

•	“SPECIAL FACTORS – Effect of the Merger on Company Stock Awards”

•	“SPECIAL FACTORS – Material U.S. Federal Income Tax Consequences of the Merger”

•	“SPECIAL FACTORS – Payment of Merger Consideration and Surrender of Stock Certificates; Payment for Company Stock Awards”

•	“THE SPECIAL MEETING – Vote Required”

•	“THE MERGER AGREEMENT – Explanatory Note Regarding the Merger Agreement”

•	“THE MERGER AGREEMENT – Structure of the Merger; Charter and Bylaws; Directors and Officers”

•	“THE MERGER AGREEMENT – Terms of the Merger Agreement”

•	“THE MERGER AGREEMENT – Effect of the Merger on the Common Stock; Preferred Stock; 2015 Warrants”

•	“THE MERGER AGREEMENT – Treatment of Company Options; Company Restricted Shares; Company RSUs; Company PSUs”

•	“THE MERGER AGREEMENT – Representations and Warranties”

•	“THE MERGER AGREEMENT – Other Covenants and Agreements”

•	“THE MERGER AGREEMENT – Conditions to the Merger”

•	“THE MERGER AGREEMENT – Termination”

•	“THE MERGER AGREEMENT – Termination Fees”

•	“THE MERGER AGREEMENT – Amendment”

•	“THE MERGER AGREEMENT – Specific Performance”

•	“THE MERGER AGREEMENT – Ultimate Parent Guarantee”

•	“THE MERGER AGREEMENT – Governing Law”

c)	Different Terms

The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

•	“SPECIAL FACTORS – Background of the Merger”

•	“SPECIAL FACTORS – Certain Effects of the Merger”

•	“SPECIAL FACTORS – Interests of the Company’s Directors and Executive Officers in the Merger”

•	“SPECIAL FACTORS – Advisory Vote on Merger-Related Compensation”

•	“SPECIAL FACTORS – Material U.S. Federal Income Tax Consequences of the Merger”

•	“THE MERGER AGREEMENT – Effect of the Merger on the Common Stock; Preferred Stock; 2015 Warrants”

•	“THE MERGER AGREEMENT – Treatment of Company Options; Company Restricted Shares; Company RSUs; Company PSUs”

•	“IMPORTANT INFORMATION REGARDING THE COMPANY – Transactions in Common Stock During the Past Two Years – Preferred Stock and 2015 Warrants”

d)	Appraisal Rights

The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“NOTICE OF SPECIAL MEETING OF STOCKHOLDERS”

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

•	“NO DISSENTER’S OR APPRAISAL RIGHTS FOR HOLDERS OF COMMON STOCK”

•	“DISSENTER’S RIGHTS FOR HOLDERS OF PREFERRED STOCK”

e)	Provisions for Unaffiliated Security Holders

The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“THE MERGER AGREEMENT – No Solicitation and the Company’s Fiduciary Exceptions Thereto”

•	“PROVISIONS FOR NON-AFFILIATE STOCKHOLDERS”

f)	Eligibility for Listing or Trading

The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

•	“DELISTING AND DEREGISTRATION OF OUR COMMON STOCK”

Item 5. Past Contacts, Transactions, Negotiations and Agreements

a)	Transactions

The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS – Background of the Merger”

•	“SPECIAL FACTORS – Reasons for the Merger; Recommendation of the Special Committee; Fairness of the Merger”

•	“SPECIAL FACTORS – Position of the AMC Entities and the Johnson Entities as to Fairness of the Merger”

•	“SPECIAL FACTORS – Purposes and Reasons of the Company for the Merger”

•	“SPECIAL FACTORS – Purposes and Reasons of the AMC Entities and the Johnson Entities for the Merger”

•	“SPECIAL FACTORS – Financing of the Merger”

•	“SPECIAL FACTORS – Interests of the Company’s Directors and Executive Officers in the Merger”

•	“THE MERGER AGREEMENT”

•	“IMPORTANT INFORMATION REGARDING THE COMPANY – Transactions in Common Stock During the Past 60 Days”

•	“IMPORTANT INFORMATION REGARDING THE COMPANY – Transactions in Common Stock During the Past Two Years”

•	“IMPORTANT INFORMATION REGARDING THE COMPANY – Transactions in Connection with Credit Agreement Amendments”

•	“IMPORTANT INFORMATION REGARDING THE COMPANY – Other Transactions”

•	ANNEX A – Agreement and Plan of Merger, dated July 29, 2018, by and among RLJ Entertainment, Inc., AMC Networks Inc., Digital Entertainment Holdings LLC and River Merger Sub Inc.

b)—c)	Significant Corporate Events; Negotiations or Contacts

The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS – Background of the Merger”

•	“SPECIAL FACTORS – Reasons for the Merger; Recommendation of the Special Committee; Fairness of the Merger”

•	“SPECIAL FACTORS – Position of the AMC Entities and the Johnson Entities as to Fairness of the Merger”

•	“SPECIAL FACTORS – Purposes and Reasons of the Company for the Merger”

•	“SPECIAL FACTORS – Purposes and Reasons of the AMC Entities and the Johnson Entities for the Merger”

•	“SPECIAL FACTORS – Financing of the Merger”

•	“SPECIAL FACTORS – Interests of the Company’s Directors and Executive Officers in the Merger”

•	“THE MERGER AGREEMENT”

•	“IMPORTANT INFORMATION REGARDING THE COMPANY – Transactions in Connection with Credit Agreement Amendments”

•	ANNEX A – Agreement and Plan of Merger, dated July 29, 2018, by and among RLJ Entertainment, Inc., AMC Networks Inc., Digital Entertainment Holdings LLC and River Merger Sub Inc.

e)	Agreements Involving the Subject Company’s Securities

The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

•	“SPECIAL FACTORS – Background of the Merger”

•	“SPECIAL FACTORS – Reasons for the Merger; Recommendation of the Special Committee; Fairness of the Merger”

•	“SPECIAL FACTORS – Certain Effects of the Merger”

•	“SPECIAL FACTORS – Financing of the Merger”

•	“SPECIAL FACTORS – Interests of the Company’s Directors and Executive Officers in the Merger”

•	“THE SPECIAL MEETING – Vote Required”

•	“THE MERGER AGREEMENT”

•	“IMPORTANT INFORMATION REGARDING THE COMPANY – Security Ownership of Certain Beneficial Owners and Management”

•	“IMPORTANT INFORMATION REGARDING THE COMPANY – Transactions in Common Stock During the Past 60 Days”

•	“IMPORTANT INFORMATION REGARDING THE COMPANY – Transactions in Common Stock During the Past Two Years”

•	“IMPORTANT INFORMATION REGARDING THE COMPANY – Transactions in Connection with Credit Agreement Amendments”

•	ANNEX A – Agreement and Plan of Merger, dated July 29, 2018, by and among RLJ Entertainment, Inc., AMC Networks Inc., Digital Entertainment Holdings LLC and River Merger Sub Inc.

Item 6. Purposes of the Transaction and Plans or Proposals

b)	Use of Securities Acquired

The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS – Purposes and Reasons of the AMC Entities and the Johnson Entities for the Merger”

•	“SPECIAL FACTORS – Certain Effects of the Merger”

•	“SPECIAL FACTORS – Interests of the Company’s Directors and Executive Officers in the Merger”

•	“SPECIAL FACTORS – Payment of Merger Consideration and Surrender of Stock Certificates; Payment for Company Stock Awards”

•	“THE MERGER AGREEMENT – Structure of the Merger; Charter and Bylaws; Directors and Officers”

•	“THE MERGER AGREEMENT – Effect of the Merger on the Common Stock; Preferred Stock; 2015 Warrants”

•	“THE MERGER AGREEMENT – Treatment of Company Options; Company Restricted Shares; Company RSUs; Company PSUs”

•	“DELISTING AND DEREGISTRATION OF OUR COMMON STOCK”

•	ANNEX A – Agreement and Plan of Merger, dated July 29, 2018, by and among RLJ Entertainment, Inc., AMC Networks Inc., Digital Entertainment Holdings LLC and River Merger Sub Inc.

c)	Plans

The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

•	“SPECIAL FACTORS – Background of the Merger”

•	“SPECIAL FACTORS – Reasons for the Merger; Recommendation of the Special Committee; Fairness of the Merger”

•	“SPECIAL FACTORS – Position of the AMC Entities and the Johnson Entities as to Fairness of the Merger”

•	“SPECIAL FACTORS – Purposes and Reasons of Company for the Merger”

•	“SPECIAL FACTORS – Purposes and Reasons of the AMC Entities and the Johnson Entities for the Merger”

•	“SPECIAL FACTORS – Plans for the Company after the Merger”

•	“SPECIAL FACTORS – Certain Effects of the Merger”

•	“SPECIAL FACTORS – Financing of the Merger”

•	“SPECIAL FACTORS – Interests of the Company’s Directors and Executive Officers in the Merger”

•	“THE MERGER AGREEMENT – Structure of the Merger; Charter and Bylaws; Directors and Officers”

•	“THE MERGER AGREEMENT – Effect of the Merger on the Common Stock; Preferred Stock; 2015 Warrants”

•	“THE MERGER AGREEMENT – Treatment of Company Options; Company Restricted Shares; Company RSUs; Company PSUs”

•	“THE MERGER AGREEMENT – Other Covenants and Agreements”

•	“LIQUIDITY AND CAPITAL RESOURCES – Capital Resources”

•	“IMPORTANT INFORMATION REGARDING THE COMPANY – Company Background”

•	“IMPORTANT INFORMATION REGARDING THE COMPANY – Market Price of the Common Stock and Dividend Information”

•	“DELISTING AND DEREGISTRATION OF OUR COMMON STOCK”

•	ANNEX A – Agreement and Plan of Merger, dated July 29, 2018, by and among RLJ Entertainment, Inc., AMC Networks Inc., Digital Entertainment Holdings LLC and River Merger Sub Inc.

Item 7. Purposes, Alternatives, Reasons and Effects

a)	Purposes

The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS – Background of the Merger”

•	“SPECIAL FACTORS – Reasons for the Merger; Recommendation of the Special Committee; Fairness of the Merger”

•	“SPECIAL FACTORS – Purposes and Reasons of the Company for the Merger”

•	“SPECIAL FACTORS – Purposes and Reasons of the AMC Entities and the Johnson Entities for the Merger”

•	“SPECIAL FACTORS – Plans for the Company after the Merger”

•	“SPECIAL FACTORS – Certain Effects of the Merger”

b)	Alternatives

The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS – Background of the Merger”

•	“SPECIAL FACTORS – Reasons for the Merger; Recommendation of the Special Committee; Fairness of the Merger”

•	“SPECIAL FACTORS – Purposes and Reasons of the Company for the Merger”

•	“SPECIAL FACTORS – Plans for the Company after the Merger”

c)	Reasons

The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS – Background of the Merger”

•	“SPECIAL FACTORS – Reasons for the Merger; Recommendation of the Special Committee; Fairness of the Merger”

•	“SPECIAL FACTORS – Opinion of Financial Advisor”

•	“SPECIAL FACTORS – Position of the AMC Entities and the Johnson Entities as to Fairness of the Merger”

•	“SPECIAL FACTORS – Purposes and Reasons of the Company for the Merger”

•	“SPECIAL FACTORS – Purposes and Reasons of the AMC Entities and the Johnson Entities for the Merger”

•	“SPECIAL FACTORS – Plans for the Company after the Merger”

•	“SPECIAL FACTORS – Certain Effects of the Merger”

d)	Effects

The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

•	“SPECIAL FACTORS – Background of the Merger”

•	“SPECIAL FACTORS – Reasons for the Merger; Recommendation of the Special Committee; Fairness of the Merger”

•	“SPECIAL FACTORS – Position of the AMC Entities and the Johnson Entities as to Fairness of the Merger”

•	“SPECIAL FACTORS – Purposes and Reasons of Company for the Merger”

•	“SPECIAL FACTORS – Purposes and Reasons of the AMC Entities and the Johnson Entities for the Merger”

•	“SPECIAL FACTORS – Plans for the Company after the Merger”

•	“SPECIAL FACTORS – Certain Effects of the Merger”

•	“SPECIAL FACTORS – Financing of the Merger”

•	“SPECIAL FACTORS – Interests of the Company’s Directors and Executive Officers in the Merger”

•	“SPECIAL FACTORS – Material U.S. Federal Income Tax Consequences of the Merger”

•	“SPECIAL FACTORS – Fees and Expenses”

•	“THE MERGER AGREEMENT – Structure of the Merger; Charter; Bylaws; Directors and Officers”

•	“THE MERGER AGREEMENT – Effect of the Merger on the Common Stock; Preferred Stock; 2015 Warrants”

•	“THE MERGER AGREEMENT – Treatment of Company Options; Company Restricted Shares; Company RSUs; Company PSUs”

•	“THE MERGER AGREEMENT – Other Covenants and Agreements”

•	“PROVISIONS FOR NON-AFFILIATE STOCKHOLDERS”

•	“DELISTING AND DEREGISTRATION OF OUR COMMON STOCK”

•	“NO DISSENTER’S OR APPRAISAL RIGHTS FOR HOLDERS OF COMMON STOCK”

•	ANNEX A – Agreement and Plan of Merger, dated July 29, 2018, by and among RLJ Entertainment, Inc., AMC Networks Inc., Digital Entertainment Holdings LLC and River Merger Sub Inc.

Item 8. Fairness of the Transaction

a)—b)	Fairness; Factors Considered in Determining Fairness

The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“NOTICE OF SPECIAL MEETING OF STOCKHOLDERS”

•	“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

•	“SPECIAL FACTORS – Background of the Merger”

•	“SPECIAL FACTORS – Reasons for the Merger; Recommendation of the Special Committee; Fairness of the Merger”

•	“SPECIAL FACTORS – Opinion of Financial Advisor”

•	“SPECIAL FACTORS – Position of the AMC Entities and the Johnson Entities as to Fairness of the Merger”

•	“SPECIAL FACTORS – Purposes and Reasons of Company for the Merger”

•	“SPECIAL FACTORS – Purposes and Reasons of the AMC Entities and the Johnson Entities for the Merger”

•	“SPECIAL FACTORS – Interests of the Company’s Directors and Executive Officers in the Merger”

•	“THE SPECIAL MEETING - Special Committee Recommendation of the Merger Agreement”

•	ANNEX B – Opinion of Allen & Company LLC dated July 29, 2018

c)	Approval of Security Holders

The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

•	“SPECIAL FACTORS – Position of the AMC Entities and the Johnson Entities as to Fairness of the Merger”

•	“THE SPECIAL MEETING - Record Date and Quorum”

•	“THE SPECIAL MEETING – Vote Required”

•	“THE MERGER AGREEMENT – Conditions to the Merger”

•	ANNEX A – Agreement and Plan of Merger, dated July 29, 2018, by and among RLJ Entertainment, Inc., AMC Networks Inc., Digital Entertainment Holdings LLC and River Merger Sub Inc.

d)	Unaffiliated Representative

The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS – Background of the Merger”

•	“SPECIAL FACTORS – Reasons for the Merger; Recommendation of the Special Committee; Fairness of the Merger”

•	“PROVISIONS FOR NON-AFFILIATE STOCKHOLDERS”

e)	Approval of Directors

The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

•	“SPECIAL FACTORS – Background of the Merger”

•	“SPECIAL FACTORS – Reasons for the Merger; Recommendation of the Special Committee; Fairness of the Merger”

•	“SPECIAL FACTORS – Opinion of Financial Advisor”

•	“SPECIAL FACTORS – Position of the AMC Entities and the Johnson Entities as to Fairness of the Merger”

•	“SPECIAL FACTORS – Interest of the Company’s Directors and Executive Officers in the Merger”

•	“THE SPECIAL MEETING – Special Committee Recommendation of the Merger Agreement”

f)	Other Offers

Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations

a)—c)	Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents

The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS – Background of the Merger”

•	“SPECIAL FACTORS – Reasons for the Merger; Recommendation of the Special Committee; Fairness of the Merger”

•	“SPECIAL FACTORS – Opinion of Financial Advisor”

•	“WHERE YOU CAN FIND MORE INFORMATION”

•	ANNEX B – Opinion of Allen & Company LLC dated July 29, 2018

The presentation materials and presentation of Allen & Company LLC to the Special Committee of the Board of Directors of the Company, dated July 29, 2018 and May 2, 2018, are attached hereto as Exhibits (c)(ii) and (c)(iii), respectively, and are incorporated by reference herein.

The discussion materials dated September 12, 2017, October 24, 2017, February 26, 2018, April 20, 2018, May 2, 2018, July 27, 2018 and July 28, 2018, each prepared by Citigroup Global Markets Inc. for AMC Networks Inc., are attached hereto as Exhibits (c)(iv) through (c)(x), respectively, and are incorporated by reference herein.

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company or AMC (as applicable) during each company’s regular business hours by any interested holder of Common Stock or any representative who has been so designated in writing.

Item 10. Source and Amount of Funds or Other Consideration

a)—b)	Source of Funds; Conditions

The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET – Conditions to the Merger”

•	“SPECIAL FACTORS – Financing of the Merger”

•	“SPECIAL FACTORS – Interests of the Company’s Directors and Executive Officers in the Merger”

•	“THE MERGER AGREEMENT – Other Covenants and Agreements”

c)	Expenses

The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

•	“SPECIAL FACTORS – Interests of the Company’s Directors and Executive Officers in the Merger”

•	“SPECIAL FACTORS – Fees and Expenses”

•	“THE SPECIAL MEETING – Solicitation of Proxies”

•	“THE MERGER AGREEMENT – Other Covenants and Agreements”

•	“THE MERGER AGREEMENT – Termination Fees”

d)	Borrowed Funds

•	“SPECIAL FACTORS—Financing of the Merger”

Item 11. Interest in Securities of the Subject Company

a)	Securities Ownership

The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS – Interests of the Company’s Directors and Executive Officers in the Merger”

•	“IMPORTANT INFORMATION REGARDING THE COMPANY – Security Ownership of Certain Beneficial Owners and Management”

b)	Securities Transactions

The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“ABOUT THIS PROXY STATEMENT”

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

•	“IMPORTANT INFORMATION REGARDING THE COMPANY – Transactions in Common Stock During the Past 60 Days”

•	“IMPORTANT INFORMATION REGARDING THE COMPANY – Transactions in Common Stock During the Past Two Years”

•	“IMPORTANT INFORMATION REGARDING THE COMPANY – Transactions in Connection with Credit Agreement Amendments”

Item 12. The Solicitation or Recommendation

d)	Intent to Tender or Vote in a Going-Private Transaction

The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

•	“SPECIAL FACTORS – Reasons for the Merger; Recommendation of the Special Committee; Fairness of the Merger”

•	“SPECIAL FACTORS – Position of the AMC Entities and the Johnson Entities as to Fairness of the Merger”

•	“SPECIAL FACTORS – Purposes and Reasons of Company for the Merger”

•	“SPECIAL FACTORS – Purposes and Reasons of the AMC Entities and the Johnson Entities for the Merger”

•	“SPECIAL FACTORS – Interests of the Company’s Directors and Executive Officers in the Merger”

•	“THE SPECIAL MEETING – Vote Required”

e)	Recommendations of Others

The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

•	“SPECIAL FACTORS – Reasons for the Merger; Recommendation of the Special Committee; Fairness of the Merger”

•	“SPECIAL FACTORS – Position of the AMC Entities and the Johnson Entities as to Fairness of the Merger”

•	“SPECIAL FACTORS – Purposes and Reasons of Company for the Merger”

•	“SPECIAL FACTORS – Purposes and Reasons of the AMC Entities and the Johnson Entities for the Merger”

•	“SPECIAL FACTORS – Opinion of Financial Advisor”

•	“THE SPECIAL MEETING – Vote Required”

Item 13. Financial Statements

a)	Financial Information

The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“IMPORTANT INFORMATION REGARDING THE COMPANY – Company Background”

•	“IMPORTANT INFORMATION REGARDING THE COMPANY – Management’s Discussion and Analysis of Financial Conditions and Results of Operations – YEARS ENDED DECEMBER 31, 2017 AND 2016”

•	“IMPORTANT INFORMATION REGARDING THE COMPANY – Management’s Discussion and Analysis of Financial Conditions and Results of Operations – THREE AND SIX MONTH PERIODS ENDED June 30, 2018 AND 2018”

•	“IMPORTANT INFORMATION REGARDING THE COMPANY – Book Value Per Share”

•	“WHERE YOU CAN FIND MORE INFORMATION”

•	INDEX TO COMPANY FINANCIAL STATEMENTS

b)	Pro Forma Information

Pro forma financial information is not material to the transaction.

Item 14. Personal/Assets, Retained, Employed, Compensated or Used

a)—b)	Solicitations or Recommendations; Employees and Corporate Assets

The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

•	“SPECIAL FACTORS – Background of the Merger”

•	“SPECIAL FACTORS – Reasons for the Merger; Recommendation of the Special Committee; Fairness of the Merger”

•	“SPECIAL FACTORS – Fees and Expenses”

•	“SPECIAL FACTORS – Interests of the Company’s Directors and Executive Officers in the Merger”

•	“THE SPECIAL MEETING – Solicitation of Proxies”

•	“THE SPECIAL MEETING – Questions and Additional Information”

Item 15. Additional Information

b)	Information Required by Item 402(t)(2) and (3)

The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

•	“SPECIAL FACTORS – Interests of the Company’s Directors and Executive Officers in the Merger”

•	“SPECIAL FACTORS – Advisory Vote on Merger-Related Compensation”

•	“THE MERGER AGREEMENT – Treatment of Company Options; Company Restricted Shares; Company RSUs; Company PSUs”

c)	Other Material Information

The entirety of the Preliminary Proxy Statement and all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

(a)(2)(i)	Preliminary Proxy Statement of RJE Entertainment, Inc. (incorporated by reference to the Schedule 14A filed concurrently with this Schedule 13E-3 with the SEC).

(a)(2)(ii)	Form of Proxy Card (incorporated herein by reference to the Preliminary Proxy Statement).

(a)(2)(iii)	Letter to Stockholders (incorporated herein by reference to the Preliminary Proxy Statement).

(a)(2)(iv)	Notice of Special Meeting of Stockholders (incorporated herein by reference to the Preliminary Proxy Statement).

(a)(2)(v)	Joint Press Release issued by AMC Networks Inc. and RJE Entertainment, Inc., dated July 30, 2018, (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 30, 2018).

(b)	Not applicable.

(c)(i)	Opinion of Allen & Company LLC, dated July 29, 2018 (incorporated herein by reference to Annex B of the Proxy Statement).

(c)(ii)	Presentation of Allen & Company LLC to the Special Committee, dated July 29, 2018.*

(c)(iii)	Presentation Materials of Allen & Company LLC, dated May 2, 2018.*

(c)(iv)	Discussion Materials of Citigroup Global Markets Inc. prepared for AMC Networks Inc., dated September 12, 2017.*

(c)(v)	Discussion Materials of Citigroup Global Markets Inc. prepared for AMC Networks Inc., dated October 24, 2017.*

(c)(vi)	Discussion Materials of Citigroup Global Markets Inc. prepared for AMC Networks Inc., dated February 26, 2018.*

(c)(vii)	Discussion Materials of Citigroup Global Markets Inc. prepared for AMC Networks Inc., dated April 20, 2018.*

(c)(viii)	Discussion Materials of Citigroup Global Markets Inc. prepared for AMC Networks Inc., dated May 2, 2018.*

(c)(ix)	Discussion Materials of Citigroup Global Markets Inc. prepared for AMC Networks Inc., dated July 27, 2018.*

(c)(x)	Discussion Materials of Citigroup Global Markets Inc. prepared for AMC Networks Inc., dated July 28, 2018.*

(d)(i)	Agreement and Plan of Merger, dated July 29, 2018, by and among RLJ Entertainment, Inc., AMC Networks Inc., Digital Entertainment Holdings LLC and River Merger Sub Inc. (incorporated herein by reference to Annex A of the Preliminary Proxy Statement).

(d)(ii)	Voting and Transaction Support Agreement, dated as of July 29, 2018, by and among Parent, the Johnson Entities and the Company (incorporated herein by reference to Annex C of the Preliminary Proxy Statement).

(d)(iii)	Contribution Agreement, dated as of July 29, 2018, by and between the Johnson Entities and Parent (incorporated herein by reference to Exhibit 99.17 to Amendment No. 12 to the Johnson Entities’ Schedule 13D filed with the SEC on July 30, 2018).

(f)	Not applicable.

(g)	None.

*	Filed herewith.

SIGNATURES

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 28, 2018

RLJ ENTERTAINMENT, INC.

By:	/s/ Miguel Penella
Name:	Miguel Penella
Title:	Chief Executive Officer

AMC NETWORKS INC.

By:	/s/ Anne G. Kelly
Name:	Anne G. Kelly
Title:	Senior Vice President and Secretary

DIGITAL ENTERTAINMENT HOLDINGS LLC

By:	/s/ Anne G. Kelly
Name:	Anne G. Kelly
Title:	Senior Vice President and Secretary

RIVER MERGER SUB INC.

By:	/s/ Anne G. Kelly
Name:	Anne G. Kelly
Title:	Senior Vice President and Secretary